Exhibit 99.1

Q1

2016 First Quarter Report

	Three months ended
Financial and Operating Highlights	March 31
	2016	2015

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$41,625	$39,991
Funds from operations	$30,236	$29,929
per share (1)	$0.17	$0.18
Total capital expenditures	$44,736	$78,708
Working capital deficit (2)	$10,666	$40,552
Bank indebtedness	$202,538	$261,241
Basic weighted average shares (000)	174,479	170,301
Operating
Daily Production
Natural gas (mcf/d)	164,618	133,281
Liquids (bbls/d)	418	112
Total mcfe/d (3)	167,126	133,953
Total boe/d (3)	27,854	22,326
Average prices (including hedging)
Natural gas ($/mcf)	$2.70	$3.30
Liquids ($/bbl)	$31.21	$41.86
Cash netbacks ($/mcfe) (3)
Natural gas and liquids sales	$1.77	$2.71
Realized gains on derivatives	0.97	0.61
Royalties	(0.07)	(0.13)
Operating expense	(0.35)	(0.35)
Transportation expense	(0.01)	-
Operating netback	2.31	2.84
General and administrative	(0.13)	(0.17)
Finance expense	(0.19)	(0.19)
Cash netbacks	$1.99	$2.48

(1)	Based on basic weighted average shares outstanding.

(2)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

(3)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

MESSAGE TO SHAREHOLDERS

Production Growth, Record Low Cash Costs & Improved Glacier Well Results Generates Strong Cash Flow & Underpins 350 MMCF/D Plant Expansion Plan

Advantage is pleased to report strong cash flow of $30.2 million or $0.17/share for the first quarter of 2016 supported by a 25% increase in production to 167 mmcfe/d (27,854 boe/d) and an 11% reduction in its total cash cost to a corporate record and industry leading low cost of $0.75/mcfe. Additionally, Advantage’s financial strategy to reduce downside cash flow exposure through its ongoing hedging program generated a $14.7 million gain which is included in our first quarter results. These operational and financial achievements helped to maintain a comparable level of cash flow to the same period in 2015 despite a 33% reduction in AECO natural gas prices to Cdn $1.84/mcf.

During the first quarter of 2016, Advantage continued to achieve outperformance in its Glacier well results. In particular, one of our Lower Montney wells which included a new cemented port completion design with 37 frac ports and 20 frac stages significantly exceeded Management expectations by demonstrating an on-production rate of 18.3 mmcf/d (3,050 boe/d) and proved up another extension area of high quality Lower Montney reservoir at Glacier. This Lower Montney well was drilled, completed and tied-in at a cost of $5 million (10% less than budgeted) and confirmed additional opportunities to improve capital efficiencies as a result of advancing our drilling and completion technologies. Five other Lower Montney wells with an average of 21 frac stages were production tested during the quarter and demonstrated an average per well rate of 12.3 mmcf/d, exceeding Management expectations by 30% (see additional information in the Operational Update section below).

Advantage’s plans to expand its 100% owned Glacier gas plant to increase processing capacity from 250 to 350 mmcf/d (58,330 boe/d) is progressing with design and regulatory application work underway. The Glacier “350” plant expansion is targeted for completion in the second quarter of 2018 to continue production growth through 2020. These plans are reinforced by our ongoing operational achievements and solid financial results which demonstrate the exceptional quality of our Glacier Montney resource.

Advantage continues to advance its Montney development at Glacier with a strategy to reduce downside cash flow exposure while retaining financial and operational flexibility to immediately capitalize on improvements in the natural gas price environment and organic growth opportunities. The Corporation’s strong balance sheet and multi-year hedging program in conjunction with having readily available additional gas plant capacity and additional productivity from its 27 current standing wells provides flexibility to optimize investment returns for our shareholders.

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First Quarter 2016 Operating and Financial Highlights

Production increased 25% to average 167.1 mmcfe/d (27,854 boe/d) for the first quarter of 2016 as compared to the same period in 2015. In April 2016 Glacier production increased a further 20% from the prior quarter to a record 200 mmcfe/d (33,300 boe/d). The Corporation’s 2016 annual production is expected to be within our previously announced Budget production guidance range of 190 to 210 mmcfe/d, resulting in year on year production growth of 40%.

Funds from operations for the first quarter of 2016 was $30.2 million or $0.17 per share. Cash netbacks for the three months ended March 31, 2016 was $1.99/mcfe ($11.94/boe) which represents 73% of the realized sales price, including hedging. Funds from operations were supported by increased production, lower costs and a realized hedging gain of $14.7 million.

Total cash costs were reduced to a corporate record low of $0.75/mcfe in the first quarter of 2016 which is an 11% decrease compared to the same period of 2015. Total cash costs include royalties ($0.07/mcfe), operating expense ($0.35/mcfe), transportation expense for liquids ($0.01/mcfe), general and administrative expense ($0.13/mcfe), and finance expense ($0.19/mcfe). An additional water disposal well was commissioned in March 2016 to reduce water handling costs and when combined with other ongoing cost initiatives, we anticipate additional operating cost savings could be realized during the latter half of 2016.

Capital expenditures during the quarter were on-track at $45 million. This included $32 million (71%) invested to expand Advantage’s sales gas pipeline takeaway capacity to 400 mmcf/d from its Glacier gas plant to TransCanada Pipeline Limited’s (“TCPL”) main northwest Alberta sales pipeline, to increase its raw gas gathering system capacity and to install back-up plant utilities. The remaining expenditures in the quarter were directed to completion operations on 7 previously cased wells. Capital expenditures are targeted to be $58 million during the first half of 2016 and $120 million for the full year.

Total debt (including working capital deficit) as of March 31, 2016 was $213 million or 47% drawn against Advantage’s $450 million borrowing base Credit Facility providing ample financial flexibility to support future development. Advantage’s year-end 2016 total debt to trailing cash flow is estimated to be 1.2 times and 1.5 times based on average annual AECO natural gas prices of Cdn $2.00/mcf and Cdn $1.50/mcf respectively, including the Corporation’s hedges.

Strong multi-year natural gas hedge positions in place to support future development. Advantage’s hedging positions include an average 52% of forecast annual production for 2016 at an average AECO floor price of $3.62/mcf, 36% of forecast 2017 annual production at an average AECO floor price of $3.24/mcf and 15% of forecast 2018 annual production at average AECO floor price of $3.04/mcf.

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Operational Update

Lower Montney Wells Exceed Expectations

A Lower Montney well located in the central area of Glacier was drilled to a lateral length of 2,083 meters and was completed with a cemented port, ball-drop system with 37 frac ports (45 meter spacing) and 20 stages, slickwater and 1,480 tonnes of proppant. This Lower Montney well has been standing since December 2015 and was recently brought on production. After four days of production, the well was producing at a restricted rate of 18.3 mmcf/d (3,050 boe/d) and at a flowing pressure of 7 mpa, above its tested rate of 12.4 mmcf/d. This Lower Montney well will be restricted below 10 mmcf/d to control the volume of frac sand flowback during its initial production period to match the design of our standard wellsite facilities. The longer term production behavior will be evaluated to assess the change in frac design but the initial results are encouraging. The total drill, complete and tie-in cost of $5 million for this Lower Montney well results in an estimated 30 day average initial production rate (“IP30”) well capital efficiency of $2,220/boe/d. Additionally, this well proves up an expanded area of top decile Lower Montney well productivity at Glacier.

During the first quarter of 2016, five other Lower Montney wells were production tested at Glacier. After an average flow period of 57 hours, the average per well final production test rate was 12.3 mmcf/d normalized to our average gas gathering system flowing pressure of 3,000 kpa (435 psi). At the average final production test pressure of 11.2 mpa (1,624 psi) the average production test rate was 10.2 mmcf/d. These wells included an average of 21 frac stages and exceeded Management’s final production test rate expectations by 30%.

For the balance of 2016, additional wells which contain a combination of higher frac stages, cemented ports and longer laterals will be brought on-production and compared against offsetting older wells to evaluate the long term production and reserve impacts of drilling and completion technology changes at Glacier.

Glacier “350” Gas Plant Expansion

Design and regulatory application work has commenced on Advantage’s planned expansion of its 100% owned Glacier gas plant processing capacity from 250 to 350 mmcf/d (58,330 boe/d). The expansion will be undertaken at the existing Glacier gas plant site with a preliminary cost estimate of $75 million. The existing gas plant capacity of 250 mmcf/d will provide sufficient processing throughput to accommodate growth plans through 2017. The plant expansion to 350 mmcf/d is targeted for completion in the second quarter of 2018 and will accommodate growth plans through 2020. Options to accelerate this expansion project while maintaining industry leading capital efficiencies will also be evaluated.

Modernized Royalty Framework Impact

The Alberta government has now substantially completed the new Modernized Royalty Framework. The new royalty framework partially emulates a revenue minus cost royalty structure and will be effective for wells spud on or after January 1, 2017 with existing wells continuing to operate under the previous royalty framework for a ten-year period. The new royalty framework is expected to incentivize low cost producers with higher productivity wells which will continue to benefit Advantage. We have reviewed the new framework formulas and estimate that at natural gas prices up to AECO $4.00/mcf, the impact on the economic returns for our average Upper and Lower Montney wells are insignificant while the economic returns for our average Middle Montney wells are slightly improved. Advantage will continue to evaluate and optimize the impact of drilling and completion design changes on royalties and economics in respect of the Modernized Royalty Framework.

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Advisory

The information in this report contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “guidance”, “demonstrate”, “expect”, “may”, “can”, “will”, “project”, “predict”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “would” and similar expressions and include statements relating to, among other things, the potential for future improvements in capital efficiencies resulting from continued drilling and completion technology advances at Glacier; Advantage's expansion of its Glacier gas plant processing capacity, including the expected timing, estimated costs and anticipated processing capacity as a result thereof; the Corporation's strategy to reduce downside cash flow exposure while retaining financial and operational flexibility to immediately capitalize on improvements in the natural gas price environment and organic growth opportunities; the anticipated effect of a strong balance sheet, multi-year hedging program, additional gas plant capacity and additional productivity on Advantage's ability to provide investment returns for shareholders; Advantage's anticipated annual production for 2016, production growth, year end total debt to trailing cash flow ratio for 2016, and capital expenditures for the first half and full year 2016, including the targeted amounts; the Corporation's expectation that annual production for 2016 will be within the Corporation's budget production guidance range; anticipated drilling and future development plans for the Corporation's assets; the terms of the Alberta Government's Modernized Royalty Framework, its effect on new well (including on rate of returns for Advantage's Upper, Middle and Lower Montney wells) and its expected benefits for low cost producers with higher productivity wells; anticipated commodity prices; the Corporation's hedging activities; and other matters. Advantage’s actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage’s control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; Advantage's ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation’s Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this report, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation’s production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein for the year ended December 31, 2016 are expressed as anticipated average production over the calendar year. In determining anticipated production for the year ended December 31, 2016, Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2016 expected drilling and completion activities. Advantage has also assumed TCPL's northwest Alberta pipeline restrictions and maintenance activity level will subside in early 2016 based on the most recent information available.

Management has included the above summary of assumptions and risks related to forward-looking information provided above and in its continuous disclosure documents filed on Sedar in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward-looking statements contained herein are made as of the date of this report and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

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This report contains certain oil and gas metrics, including cash netbacks and operating netbacks, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon.

References in this report to production test rates, initial test production rates, and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include funds from operations, operating netbacks and total debt to trailing cash flow ratio. Funds from operations is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Total debt to trailing cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit divided by funds from operations for the prior twelve month period. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation’s most recent Management’s Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

This report and, in particular the information in respect of the Corporation's prospective cash flow debt to trailing cash flow ratio, may contain future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this report was made as of the date of this report and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this report, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law]

The following abbreviations used in this report have the meanings set forth below:

boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
boe/d	barrels of oil equivalent per day
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mmcfe	million cubic feet equivalent
mmcfe/d	million cubic feet equivalent per day

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CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of May 5, 2016, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three months ended March 31, 2016 and should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2016 and the audited consolidated financial statements and MD&A for the year ended December 31, 2015. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. All references in the MD&A and consolidated financial statements are to Canadian dollars unless otherwise indicated. The term “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, the Corporation's expectation that TCPL (as defined herein) production capacity will remain higher through 2016 as compared to 2015; the anticipated processing capability of the Glacier gas plant and its ability to maintain and increase production to the levels disclosed herein; the Corporation's expectation that annual production will be within its previously announced budget guidance; effect of commodity prices on the Corporation's financial results, condition and performance; industry conditions, including effect of changes in commodity prices, weather and general economic conditions on the crude oil and natural gas industry and demand for crude oil and natural gas; the Corporation's hedging activities; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts; effect of fluctuations in commodity prices as compared to valuation assumptions on actual gains or losses realized on cash settlement of derivatives; average royalty rates and the impact of well depths, well production rates, commodity prices and gas cost allowance on average corporate royalty rates; the terms of the Alberta Government's Modernized Royalty Framework, its effect on new wells and its expected benefits for low cost producers with higher productivity wells; terms of the Corporation's equity compensation plans; the Corporation's expectation that it will realize lower cash finance expense in future periods of 2016; future commitments and contractual obligations; terms of the Corporation's credit facilities, including timing of the next review of the credit facilities, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts; the Corporation's expectations regarding extension of Advantage's credit facilities at each annual review; the Corporation's strategy for managing its capital structure, including the use of equity financing arrangements, share repurchases, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend or adjusting capital spending; the timing of reviews of capital structure and forecast information by management and the Board of Directors; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's belief that its annual funds from operations will meet its planned 2016 capital program; budgeted capital expenditures and anticipated funds from operations and total debt to funds from operations for 2016; the Corporation's ability to satisfy all liabilities and commitments, including a working capital deficit, and meet future obligations as they become due; effect of an additional water disposal well on water handling costs and the Corporation's operating cost structure; management's belief that its current inventory of wells will provide sufficient productive capacity to attain the Corporation's 2016 production target and further increase production during the second quarter of 2017; the Corporation's expectation that its expenditures on property, plant and equipment will be primarily funded from funds from operations; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide a maximum return to the Corporation's shareholders; the focus of the Corporation's capital expenditures and operations, including the Corporation's drilling plans; and the statements under "critical accounting estimates" in this MD&A. In addition, statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

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These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, risks related to changes in general economic, market and business conditions; continued volatility in market prices for oil and natural gas; the impact of significant declines in market prices for oil and natural gas; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; failure to achieve production targets on timelines anticipated or at all; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; delays in timing of expansion of the Corporation's plant at Glacier; lack of available capacity on pipelines; the failure to extend our credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: current and future prices of oil and natural gas; that the current commodity price and foreign exchange environment will continue or improve; conditions in general economic and financial markets; effects of regulation by governmental agencies; receipt of required regulatory approvals; royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; availability of pipeline capacity; that current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and that the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

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Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Management believes these adjustments to cash provided by operating activities increase comparability between reporting periods. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended
	March 31
($000)	2016	2015	% change
Cash provided by operating activities	$34,369	$29,750	16%
Expenditures on decommissioning liability	456	138	230%
Changes in non-cash working capital	(1,738)	2,314	(175)%
Finance expense (1)	(2,851)	(2,273)	25%
Funds from operations	$30,236	$29,929	1%

(1) Finance expense excludes non-cash accretion expense.

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Overview

	Three months ended
	March 31
	2016		2015
	$000	per mcfe	$000	per mcfe
Natural gas and liquids sales	$26,931	$1.77	$32,627	$2.71
Realized gains on derivatives	14,694	0.97	7,364	0.61
Royalties	(1,138)	(0.07)	(1,535)	(0.13)
Operating expense	(5,277)	(0.35)	(4,274)	(0.35)
Transportation expense	(197)	(0.01)	-	-
Operating income and operating netbacks	35,013	2.31	34,182	2.84
General and administrative expense (1)	(1,938)	(0.13)	(2,037)	(0.17)
Finance expense (2)	(2,851)	(0.19)	(2,273)	(0.19)
Other income (3)	12	-	57	-
Funds from operations and cash netbacks	$30,236	$1.99	$29,929	$2.48

Per basic weighted average share	$0.17		$0.18

(1) General and administrative expense excludes non-cash share based compensation.

(2) Finance expense excludes non-cash accretion expense.

(3) Other income excludes non-cash other income.

For the three months ended March 31, 2016, Advantage realized funds from operations of $30.2 million or $0.17/share with cash netbacks of $1.99/mcfe. We achieved total funds from operations that was slightly higher than for the three months ended March 31, 2015, despite a precipitous decline in AECO pricing in the first quarter of 2016 (see “Commodity Prices and Marketing”). This accomplishment was due to a prudent hedging program that resulted in realized gains of $14.7 million and the 25% increase in production that were a direct result of effectively executing on our multi-year development plan (see “Production” and “Commodity Price Risk”). Additionally, total cash costs for the three months ended March 31, 2016, including royalties, operating expense, transportation expense, general and administrative expense, and finance expense have been reduced by 11% to $0.75/mcfe, as compared to the same period of 2015. The low total cash cost structure has resulted from ongoing successes at our Montney resource development located at Glacier, Alberta.

 Advantage Oil & Gas Ltd. - 10

Natural Gas and Liquids Sales and Hedging

	Three months ended
	March 31
($000)	2016	2015	% change
Natural gas sales	$25,744	$32,204	(20)%
Realized gains on derivatives	14,694	7,364	100%
Natural gas sales including hedging	40,438	39,568	2%
Liquids sales	1,187	423	181%
Total (1)	$41,625	$39,991	4%

(1) Total excludes unrealized derivative gains and losses.

Total sales including realized hedging for the three months ended March 31, 2016 increased $1.6 million or 4% to $41.6 million as compared to the first quarter of 2015 and decreased $1.0 million or 2% as compared to the fourth quarter of 2015. Despite a 33% decrease in AECO daily natural gas prices when comparing the current quarter to the first quarter of 2015, we have maintained a consistent level of total sales through production increases and a prudent hedging program.

Production

	Three months ended
	March 31
	2016	2015	% change
Natural gas (mcf/d)	164,618	133,281	24%
Liquids (bbls/d)	418	112	273%
Total - mcfe/d	167,126	133,953	25%
- boe/d	27,854	22,326	25%
Natural gas (%)	98%	99%
Liquids (%)	2%	1%

Average production during first quarter 2016 increased 25% to 167 mmcfe/d compared to the first quarter of 2015 as we had successfully completed the Glacier gas plant expansion and production ramp-up in the second half of 2015. Production during the first quarter of 2016 was impacted by TransCanada Pipelines Ltd. (“TCPL”) transportation restrictions which reduced operational flexibility to offset lower production due to planned maintenance at our Glacier gas plant. TCPL transportation capacity has increased through March 2016 and is expected to remain higher through 2016 as compared to 2015.

In April 2016 we announced that Glacier production had increased to a record 200 mmcfe/d (33,300 boe/d) as planned and annual production for 2016 is expected to be within our previously announced Budget production guidance range of 190 to 210 mmcfe/d supported by a current standing well inventory of 13 completed and 14 uncompleted wells.

 Advantage Oil & Gas Ltd. - 11

Commodity Prices and Marketing

	Three months ended
	March 31
	2016	2015	% change
Average Realized Pricing
Natural gas, excluding hedging ($/mcf)	$1.72	$2.68	(36)%
Natural gas, including hedging ($/mcf)	$2.70	$3.30	(18)%
Liquids, excluding and including hedging ($/bbl)	$31.21	$41.86	(25)%

Benchmark Prices
AECO daily ($/mcf)	$1.84	$2.76	(33)%
AECO monthly ($/mcf)	$2.11	$2.96	(29)%
NYMEX ($US/mmbtu)	$2.04	$2.96	(31)%
Edmonton Light ($/bbl)	$38.85	$51.73	(25)%

Advantage’s natural gas production at Glacier is delivered and sold directly into TCPL. The prices we receive are based on a combination of AECO daily and monthly. Specifically, Advantage sells production at the AECO monthly price equal to our hedged production volumes for any given month as all of our hedges are based on the AECO monthly index (see “Commodity Price Risk”). The remainder of our production is sold at the AECO daily index. Realized natural gas prices, excluding hedging, were lower than the three months ended March 31, 2015 as a result of the significant decline in AECO prices. Natural gas prices have decreased due to the continued strong growth of U.S. domestic natural gas production without a similar corresponding growth in demand that has resulted in high natural gas inventory. The supply and demand imbalance has continued throughout 2015 and into 2016 with a particularly weak North American natural gas pricing environment.

Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely and are determined by supply and demand factors, including weather, and general economic conditions in natural gas consuming and producing regions throughout North America. Management has been proactive in entering into derivative contracts to December 31, 2018 for the purpose of fixing the minimum prices that we receive for our natural gas production in support of our Glacier multi-year development plan. Our Credit Facilities allow Advantage to hedge up to 65% of total estimated natural gas and liquids production over the first three years and 50% over the fourth year.

Our derivative contracts have fixed the floor price we will receive on production as follows:

	Average	Forecast
	Production	Production	Average
Period	Hedged	Hedged (1)	AECO Price

Q1 2016 to Q4 2016	94.8 mmcf/d	52%	$3.62/mcf
Q1 2017 to Q4 2017	68.4 mmcf/d	36%	$3.24/mcf
Q1 2018 to Q4 2018	30.8 mmcf/d	15%	$3.04/mcf

(1)	Based on forecast production volumes, net of royalties.

 Advantage Oil & Gas Ltd. - 12

A summary of realized and unrealized hedging gains and losses for the three months ended March 31, 2016 and 2015 are as follows:

	Three months ended
	March 31
($000)	2016	2015	% change
Realized gains on derivatives	$14,694	$7,364	100%
Unrealized gains (losses) on derivatives	15,478	(2,113)	(833)%
Total gains on derivatives	$30,172	$5,251	475%

For the three months ended March 31, 2016, we realized derivative gains as a result of the significant decline in natural gas prices as compared to our average hedge prices. For the three months ended March 31, 2016, an unrealized derivative gain of $15.5 million was recognized, being the increase in fair value of our derivative contracts to a net asset of $59.7 million at March 31, 2016 as compared to a net asset of $44.2 million at December 31, 2015. The fair value of the net derivative asset is the estimated value to settle the outstanding contracts as at a point in time. As such, unrealized derivative gains and losses are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. These derivative contracts will settle between April 1, 2016 and December 31, 2018 corresponding to when the Corporation will recognize sales from production.

Royalties

	Three months ended
	March 31
	2016	2015	% change
Royalties ($000)	$1,138	$1,535	(26)%
per mcfe	$0.07	$0.13	(46)%
Royalty Rate (percentage of natural gas and liquids sales)	4.2%	4.7%	(0.5)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation has mineral leases with provincial governments, individuals and other companies. Our current average royalty rates are impacted by well depths, well production rates, and commodity prices. Royalties also include the impact of gas cost allowance which is a reduction of royalties payable to the Alberta Provincial Government to recognize capital and operating expenditures incurred by Advantage in the gathering and processing of the province’s share of our natural gas production. Total royalties paid during the three months ended March 31, 2016 are lower than the same period of 2015 due to the significant decline in natural gas prices.

On January 29, 2016, the Alberta government released its new Modernized Royalty Framework with details of the calculation released on April 21, 2016. The new royalty framework partially emulates a revenue minus cost royalty structure and will be effective for wells spud on or after January 1, 2017 with existing wells continuing to operate under the previous royalty framework for a ten-year period. A new well’s early production will be subject to a flat 5% royalty until the well’s total revenue equals the Drilling and Completion Cost Allowance, which is a proxy for the well cost based on average industry drilling and completion costs. Afterwards, the company will pay higher royalty rates that vary depending on the resource and market prices. Royalty rates will drop to match declining production rates when the well reaches a Maturity Threshold. The new royalty framework is expected to incentivize low cost producers with higher productivity wells which will continue to benefit Advantage. We have reviewed the new framework formulas and estimate that at natural gas prices up to AECO $4.00/mcf, the impact on the economic returns for our average Upper and Lower Montney wells are insignificant while the economic returns for our average Middle Montney wells are slightly improved. Advantage will continue to evaluate and optimize the impact of drilling and completion design changes on royalties and economics in respect of the Modernized Royalty Framework.

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Operating Expense

	Three months ended
	March 31
	2016	2015	% change
Operating expense ($000)	$5,277	$4,274	23%
per mcfe	$0.35	$0.35	-%

Operating expense per mcfe for the first quarter of 2016 was comparable to the same period of 2015. Operating expenses for the three months ended March 31, 2016 increased by 23% as compared to the same period of 2015 due to higher daily production in the first quarter of 2016.

Tie-in and commissioning of an additional water disposal well was completed during the quarter. The addition of this well will help lower produced water handling costs on go forward basis and provide the opportunity to further improve on our industry leading operating cost structure.

Transportation Expense

	Three months ended
	March 31
	2016	2015	% change
Transportation expense ($000)	$197	$-	100%
per mcfe	$0.01	$-	100%

For liquids produced and recovered at our Glacier gas plant, revenue is recognized upon delivery to third party facilities. Transportation expense represents the cost of transporting our liquids to such third party facilities. The first quarter of 2016 was the first reporting period in which liquids transportation expense was reported due to higher liquids recoveries at our Glacier gas plant attributable to the recently completed expansion of the plant with liquids extraction processes.

General and Administrative Expense

	Three months ended
	March 31
	2016	2015	% change
General and administrative expense
Cash expense ($000)	$1,938	$2,037	(5)%
per mcfe	$0.13	$0.17	(24)%
Share based compensation ($000)	$475	$843	(44)%
per mcfe	$0.03	$0.07	(57)%

Total general and administrative expense ($000)	$2,413	$2,880	(16)%
per mcfe	$0.16	$0.24	(33)%
Employees at March 31	26	27	(4)%

Cash general and administrative (“G&A”) expense in total for the three months ended March 31, 2016 was reasonably comparable to the same period of 2015. On a per mcfe basis, a 24% reduction was realized in the first quarter of 2016 compared to the same period of 2015, as a result of higher daily production in the first quarter of 2016.

Share based compensation represents non-cash G&A expense associated with Advantage’s stock option plan and restricted and performance award plan that are designed to provide for long-term compensation to service providers and to align the interests of service providers with that of shareholders. As at March 31, 2016, a total of 3.6 million stock options and 0.7 million performance awards are unexercised which represents 2.3% of Advantage’s total outstanding common shares.

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Depreciation Expense

	Three months ended
	March 31
	2016	2015	% change
Depreciation expense ($000)	$24,715	$20,767	19%
per mcfe	$1.63	$1.72	(5)%

Depreciation of natural gas and liquids properties is provided on the units-of–production method based on total proved and probable reserves, including future development costs, on a component basis. The rate of depreciation expense per mcfe was lower as total costs, including future development costs, as a proportion of total proved and probable reserves declined due to the continued efficiency of reserve additions. Depreciation expense was higher for the three months ended March 31, 2016 than the same period of 2015, due to the continued production increase at Glacier.

Finance Expense

	Three months ended
	March 31
	2016	2015	% change
Finance expense
Cash expense ($000)	$2,851	$2,273	25%
per mcfe	$0.19	$0.19	-%
Accretion expense ($000)	$223	$551	(60)%
per mcfe	$0.01	$0.05	(80)%
Total finance expense ($000)	$3,074	$2,824	9%
per mcfe	$0.20	$0.24	(17)%

Cash finance expense was higher for the three months ended March 31, 2016, as compared to the same period of 2015, due to higher average bank indebtedness as per our development plan. The Corporation’s interest rates on bank indebtedness, that are primarily based on short term bankers’ acceptance rates plus a stamping fee, also slightly increased in the current quarter due to the higher total debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio as calculated pursuant to our Credit Facilities. In future periods of 2016, we expect lower cash finance expense as a result of the 13.4 million common share equity financing that closed in March 2016 which has reduced both bank indebtedness and the ratio of total debt to EBITDA (see “Shareholders’ Equity”).

Accretion expense represents non-cash charges that increase the carrying value of convertible debentures and decommissioning liability to their maturity values as a result of the passage of time. Since our remaining convertible debentures matured on January 30, 2015, accretion expense for the three months ended March 31, 2016 was lower than the same period of 2015.

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Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the three months ended March 31, 2016, the Corporation recognized a deferred income tax expense of $5.6 million as a result of the $20.3 million income before taxes and credited $1.3 million to share capital related to share issue costs. The net deferred tax liability increased by $4.3 million to $45.4 million at March 31, 2016 from the December 31, 2015 balance of $41.1 million.

Net Income and Comprehensive Income

	Three months ended
	March 31
	2016	2015	% change
Net income and comprehensive income ($000)	$14,691	$4,071	261%
per share - basic and diluted	$0.08	$0.02	300%

Advantage’s net income for the three months ended March 31, 2016 has increased significantly from the same period of 2015, a considerable accomplishment in spite of the continued decline of commodity prices. Through our prudent hedging program, leading capital and operating cost discipline, and the effective and timely execution of our multi-year development plan, we have delivered a positive return to shareholders in one of the industry’s most challenging environments.

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and bank indebtedness. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

	Payments due by period
($ millions)	Total	2016	2017	2018	2019	2020	2021	After 2021
Building leases	$3.8	$0.8	$1.2	$1.1	$0.7	$-	$-	$-
Pipeline/transportation	170.9	15.6	20.9	25.5	26.0	19.4	15.2	48.3
Bank indebtedness (1) - principal	202.5	-	202.5	-	-	-	-	-
- interest	10.6	6.5	4.1	-	-	-	-	-
Total contractual obligations	$387.8	$22.9	$228.7	$26.6	$26.7	$19.4	$15.2	$48.3

(1)	As at March 31, 2016, the Corporation’s bank indebtedness was governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2016. The facility is revolving and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.

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Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

($000, except as otherwise indicated)	March 31, 2016
Bank indebtedness (non-current)	$202,538
Working capital deficit (1)	10,666
Total debt (2)	$213,204
Shares outstanding	184,448,197
Shares closing market price ($/share)	$7.13
Market capitalization (3)	$1,315,116

Total capitalization	$1,528,320

Total debt to funds from operations (4)	1.7

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

(2)	Total debt is a non-GAAP measure that includes bank indebtedness and working capital deficit.

(3)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

(4)	Total debt to funds from operations is calculated by dividing total debt by funds from operations for the previous four quarters.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital deficit, bank indebtedness, and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, or adjusting capital spending. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due. At March 31, 2016, the Corporation had $247.5 million available on its $450 million borrowing base Credit Facility. The only financial covenant is a requirement for the Corporation to maintain a minimum cash flow to interest expense ratio of 3.5:1, calculated as funds from operations divided by cash finance expense for the prior four quarters. The cash flow to interest expense ratio was 11.3:1 at March 31, 2016 and 11.9:1 at December 31, 2015. On March 8, 2016, the Corporation announced that the 13.4 million common share equity financing had closed with net proceeds of $95.1 million raised and used initially to reduce bank indebtedness. The Corporation anticipates that annual funds from operations will meet the Corporation’s planned 2016 capital program of $120 million even if AECO prices average $1.25/mcf for the remainder of 2016. At an average AECO price of $2.00/mcf for 2016, Advantage estimates that its year-end total debt to funds from operations ratio is approximately 1.2 times.

Shareholders’ Equity

As at March 31, 2016, Advantage had 184.4 million common shares outstanding. During the three months ended March 31, 2016, Advantage issued 0.2 million common shares to service providers in exchange for the exercise of 0.5 million stock options. As at March 31, 2016, a total of 3.6 million stock options and 0.7 million performance awards are unexercised which represents 2.3% of Advantage’s total outstanding common shares. On March 8, 2016, Advantage closed the previously announced equity financing with a total of 13,427,075 common shares issued for net proceeds of $95.1 million which were used initially to reduce bank indebtedness. As at May 5, 2016, Advantage had 184.4 million common shares outstanding.

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Bank Indebtedness, Credit Facilities and Other Obligations

At March 31, 2016, Advantage had bank indebtedness outstanding of $202.5 million, a decrease of $84 million since December 31, 2015. The change in bank indebtedness was consistent with planned capital expenditure activity in our approved 2016 budget and the equity financing that closed on March 8, 2016 in which net proceeds of $95.1 million were raised. Advantage’s credit facilities borrowing base is $450 million and is collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation (the “Credit Facilities”). The borrowing base for the Credit Facilities is determined by the banking syndicate through a thorough evaluation of our reserve estimates based upon their own commodity price expectations. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base. Advantage’s Credit Facilities were reconfirmed in October 2015 as part of the banking syndicates’ normal semi-annual re-determination. The next annual review is scheduled to occur in June 2016. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time.

Advantage had a working capital deficit of $10.7 million as at March 31, 2016, an increase of $3.5 million from $7.2 million at December 31, 2015 due to the lower revenue receivable for the month of March 2016 as compared to December 2015. Our working capital includes items expected for normal operations such as trade receivables, prepaid expenses, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital is normally in a deficit position due to our capital development activities. We do not anticipate any problems in satisfying the working capital deficit and meeting future obligations as they become due as they can be satisfied with funds from operations and our available Credit Facilities.

Capital Expenditures

	Three months ended
	March 31
($000)	2016	2015
Drilling, completions and workovers	$9,155	$48,327
Well equipping and facilities	31,854	29,028
Other	3,727	1,353
Net capital expenditures (1)	$44,736	$78,708

(1) Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

Advantage invested $45 million during the first quarter of which $32 million (71%) was directed to infrastructure projects that transport or process production but also provides capacity for continued growth in the future.

Our sales pipeline system was significantly expanded with the construction of an additional 13 km of 16” and 6” pipelines that connect to a new TCPL meter station at Valhalla. The construction of the lines increase the combined sales gas takeaway capacity from our Glacier gas plant to approximately 400 mmcf/d, providing additional access to TCPL’s Grande Prairie Mainline.

Advantage expanded its gas gathering system upstream of the plant through the installation of a 6 km loop of our existing gas gathering system. The gathering system has been sized to help maintain a low operating pressure and provide capacity for future production growth.

Tie-in and commissioning of an additional water disposal well was completed during the quarter. The addition of this well will help lower produced water handling costs on go forward basis and provide the opportunity to further improve on our industry leading operating cost structure.

Final construction and commissioning activities relating to the Glacier gas plant expansion was completed increasing total processing capacity of the plant to 250 mmcf/d. The expansion included the installation of a shallow cut refrigeration process to accommodate continued development of our significant Montney land holdings.

Advantage rig released one well and concluded completion operations on 7 previously cased wells during the first quarter. Our current standing well inventory consists of 27 total wells of which 13 are completed and 14 remain uncompleted. Management believes this inventory of wells will provide sufficient productive capacity to attain our 2016 annual production target and support a further increase in production during the second quarter of 2017.

 Advantage Oil & Gas Ltd. - 18

Sources and Uses of Funds

The following table summarizes the various funding requirements during the three months ended March 31, 2016 and 2015 and the sources of funding to meet those requirements:

	Three months ended
	March 31
($000)	2016	2015
Sources of funds
Funds from operations	$30,236	$29,929
Net proceeds of equity financing	95,130	-
Change in non-cash working capital and other	4,418	-
Increase in bank indebtedness	-	151,271
	$129,784	$181,200
Uses of funds
Decrease in bank indebtedness	$84,592	$-
Net capital expenditures	44,736	78,708
Expenditures on decommissioning liability	456	138
Maturity of convertible debenture	-	86,240
Change in non-cash working capital and other	-	16,114
	$129,784	$181,200

Bank indebtedness decreased during the three months ended March 31, 2016 as a result of the $95.1 million net proceeds raised in the equity financing that closed on March 8, 2016. For the remainder of 2016, we anticipate our net capital expenditures to be primarily funded with funds from operations (see “Liquidity and Capital Resources”). We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

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Quarterly Performance

($000, except as otherwise	2016		2015				2014
indicated)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Daily production
Natural gas (mcf/d)	164,618	154,241	147,574	124,299	133,281	133,433	131,553	134,912
Liquids (bbls/d)	418	179	212	112	112	113	161	200
Total (mcfe/d)	167,126	155,315	148,846	124,971	133,953	134,111	132,519	136,112
Average prices
Natural gas ($/mcf)
Excluding hedging	$1.72	$2.34	$2.66	$2.50	$2.68	$3.78	$4.03	$4.71
Including hedging	$2.70	$2.96	$3.25	$3.27	$3.30	$3.72	$3.80	$4.27
AECO daily	$1.84	$2.46	$2.90	$2.66	$2.76	$3.61	$4.02	$4.69
AECO monthly	$2.11	$2.65	$2.80	$2.67	$2.96	$4.01	$4.22	$4.68
Liquids ($/bbl)
Including hedging	$31.21	$43.24	$45.43	$47.91	$41.86	$71.35	$83.14	$102.41
Edmonton Light ($/bbl)	$38.85	$51.99	$55.58	$67.68	$51.73	$75.54	$97.07	$105.65
Total sales including realized hedging	$41,625	$42,654	$44,980	$37,429	$39,991	$46,409	$47,190	$54,265
Net income (loss)	$14,691	$12,408	$6,959	$(2,060)	$4,071	$53,682	$14,201	$24,330
per share - basic	$0.08	$0.08	$0.04	$(0.01)	$0.02	$0.32	$0.08	$0.14
per share - diluted	$0.08	$0.07	$0.04	$(0.01)	$0.02	$0.32	$0.08	$0.14
Funds from operations	$30,236	$31,656	$34,474	$27,571	$29,929	$39,182	$36,818	$42,561

The table above highlights the Corporation’s performance for the first quarter of 2016 and also for the preceding seven quarters. The 135 mmcfe/d production level reached in early 2014 was maintained as we drilled the required well inventory and completed the first phase of commissioning operations at our expanded Glacier gas plant in July 2015 at which time production capability reached 183 mmcfe/d. The Corporation’s production for the second half of 2015 and first quarter of 2016 was negatively impacted by TCPL unplanned firm and interruptible service restrictions in addition to Advantage’s planned outages required to install new equipment for the Glacier gas plant expansion.

Sales and funds from operations that increased dramatically in 2014 attributable to improved natural gas prices decreased in 2015 and 2016 with a subsequent decline in natural gas prices. This decrease has been partially offset by continued production growth through the quarters and gains realized from our hedging program. Although Advantage has generally reported net income, we reported a small net loss in the second quarter of 2015 when gas prices were particularly weak combined with significantly less gains on hedging contracts. Advantage’s production growth, industry leading low cost structure, strong capital efficiencies and hedging program have preserved profitability despite the current challenging low natural gas price environment.

 Advantage Oil & Gas Ltd. - 20

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact natural gas and liquids prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of natural gas and liquids properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s Credit Facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing base of the Corporation.

Management’s process of determining the provision for deferred income taxes and the provision for decommissioning liability costs and related accretion expense are based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Changes in Accounting Policies

There have been no changes in accounting policies during the three months ended March 31, 2016.

Accounting Pronouncements not yet Adopted

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are evaluated as to whether we expect changes to our financial reporting when they become effective. As at May 5, 2016, we are evaluating standards issued but not effective and we do not anticipate there to be material changes to our current financial reporting when they become effective.

Evaluation of Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s DC&P annually.

 Advantage Oil & Gas Ltd. - 21

Evaluation of Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s ICFR annually.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

May 5, 2016

 Advantage Oil & Gas Ltd. - 22

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position
(thousands of Canadian dollars) (unaudited)	Notes	March 31, 2016	December 31, 2015

ASSETS
Current assets
Trade and other receivables		$10,257	$13,888
Prepaid expenses and deposits		2,184	1,966
Derivative asset	4	55,306	37,009
Total current assets		67,747	52,863

Non-current assets
Derivative asset	4	7,568	7,426
Exploration and evaluation assets		13,798	10,071
Property, plant and equipment	3	1,465,027	1,447,083
Total non-current assets		1,486,393	1,464,580
Total assets		$1,554,140	$1,517,443

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$23,107	$23,050
Total current liabilities		23,107	23,050

Non-current liabilities
Derivative liability	4	3,161	200
Bank indebtedness	5	202,538	286,519
Decommissioning liability	6	45,992	44,575
Deferred income tax liability	7	45,438	41,152
Total non-current liabilities		297,129	372,446
Total liabilities		320,236	395,496

SHAREHOLDERS' EQUITY
Share capital	8	2,333,667	2,236,728
Contributed surplus		104,053	103,726
Deficit		(1,203,816)	(1,218,507)
Total shareholders' equity		1,233,904	1,121,947
Total liabilities and shareholders' equity		$1,554,140	$1,517,443

See accompanying Notes to the Interim Consolidated Financial Statements

 Advantage Oil & Gas Ltd. - 23

Consolidated Statement of Comprehensive Income

		Three months ended
		March 31
(thousands of Canadian dollars, except for per share amounts) (unaudited)	Notes	2016	2015

Natural gas and liquids sales		$26,931	$32,627
Less: royalties		(1,138)	(1,535)
Natural gas and liquids revenue		25,793	31,092

Operating expense		(5,277)	(4,274)
Transportation expense		(197)	-
General and administrative expense		(2,413)	(2,880)
Depreciation expense	3	(24,715)	(20,767)
Finance expense		(3,074)	(2,824)
Gains on derivatives	4	30,172	5,251
Other income		12	57
Income before taxes		20,301	5,655
Income tax expense	7	(5,610)	(1,584)
Net income and comprehensive income		$14,691	$4,071

Net income per share	9
Basic and diluted		$0.08	$0.02

See accompanying Notes to the Interim Consolidated Financial Statements

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Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2015		$2,236,728	$103,726	$(1,218,507)	$1,121,947
Net income and comprehensive income		-	-	14,691	14,691
Shares issued on equity financing	8(b)	96,454	-	-	96,454
Share based compensation	8, 10	485	327	-	812
Balance, March 31, 2016		$2,333,667	$104,053	$(1,203,816)	$1,233,904

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Convertible debenture equity component	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2014		$2,234,959	$8,348	$90,904	$(1,239,885)	$1,094,326
Net income and comprehensive income		-	-	-	4,071	4,071
Share based compensation	8, 10	571	-	112	-	683
Conversion of Convertible Debenture		10	-	-	-	10
Maturity of Convertible Debenture		-	(8,348)	8,348	-	-
Balance, March 31, 2015		$2,235,540	$-	$99,364	$(1,235,814)	$1,099,090

See accompanying Notes to the Interim Consolidated Financial Statements

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Consolidated Statement of Cash Flows

		Three months ended
		March 31
(thousands of Canadian dollars) (unaudited)	Notes	2016	2015

Operating Activities
Income before taxes		$20,301	$5,655
Add (deduct) items not requiring cash:
Share based compensation	8, 10	475	843
Depreciation expense	3	24,715	20,767
Unrealized loss (gain) on derivatives	4	(15,478)	2,113
Finance expense		3,074	2,824
Expenditures on decommissioning liability	6	(456)	(138)
Changes in non-cash working capital	11	1,738	(2,314)
Cash provided by operating activities		34,369	29,750

Financing Activities
Increase (decrease) in bank indebtedness	5	(84,592)	151,486
Net proceeds of equity financing	8(b)	95,130	-
Maturity of convertible debenture		-	(86,240)
Interest paid		(2,240)	(4,296)
Cash provided by financing activities		8,298	60,950

Investing Activities
Payments on property, plant and equipment	3, 11	(38,940)	(89,551)
Payments on exploration and evaluation assets		(3,727)	(1,149)
Cash used in investing activities		(42,667)	(90,700)
Net change in cash		-	-
Cash, beginning of period		-	-
Cash, end of period		$-	$-

See accompanying Notes to the Interim Consolidated Financial Statements

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Notes to The Interim Consolidated Financial Statements

March 31, 2016 (unaudited)

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate natural gas and liquids development and production corporation with a significant position in the Montney resource play located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 300, 440 – 2nd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

The Corporation prepares its interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). The CICA Handbook incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies as those set out in the audited consolidated financial statements for the year ended December 31, 2015. Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of May 5, 2016, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in the audited consolidated financial statements for the year ended December 31, 2015.

The methods used to measure fair values of derivative instruments are discussed in note 4.

(c)	Functional and presentation currency

These interim consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

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3.	Property, plant and equipment

Cost	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2014	$1,714,117	$5,240	$1,719,357
Additions	163,549	242	163,791
Change in decommissioning liability (note 6)	(4,172)	-	(4,172)
Transferred from exploration and evaluation assets	924	-	924
Balance at December 31, 2015	$1,874,418	$5,482	$1,879,900
Additions	41,009	-	41,009
Change in decommissioning liability (note 6)	1,650	-	1,650
Balance at March 31, 2016	$1,917,077	$5,482	$1,922,559

Accumulated depreciation	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2014	$341,906	$3,520	$345,426
Depreciation	86,999	392	87,391
Balance at December 31, 2015	$428,905	$3,912	$432,817
Depreciation	24,636	79	24,715
Balance at March 31, 2016	$453,541	$3,991	$457,532

Net book value	Natural gas and liquids properties	Furniture and equipment	Total
At December 31, 2015	$1,445,513	$1,570	$1,447,083
At March 31, 2016	$1,463,536	$1,491	$1,465,027

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4.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, trade and other accrued liabilities, bank indebtedness, and derivative assets and liabilities.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at March 31, 2016, there were no significant differences between the carrying amounts reported on the Interim Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. The Corporation does not have any financial assets or liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. Derivative assets and liabilities are measured at fair value on a recurring basis. For derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Level 3: Under this level, fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

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4.	Financial risk management (continued)

(a)	Price risk

As at March 31, 2016, the Corporation had the following derivative contracts in place:

Description of Derivative	Term	Volume	Price

Natural gas – AECO
Fixed price swap	January 2016 to March 2017	2,370 mcf/d	Cdn $3.98/mcf
Fixed price swap	January 2016 to March 2017	16,587 mcf/d	Cdn $3.97/mcf
Fixed price swap	January 2016 to March 2017	4,739 mcf/d	Cdn $3.75/mcf
Fixed price swap	January 2016 to March 2017	9,478 mcf/d	Cdn $3.76/mcf
Fixed price swap	April 2016 to December 2016	14,217 mcf/d	Cdn $3.05/mcf
Fixed price swap	April 2016 to March 2017	14,217 mcf/d	Cdn $4.11/mcf
Fixed price swap	April 2016 to March 2017	14,217 mcf/d	Cdn $3.25/mcf
Fixed price swap	April 2016 to March 2017	18,956 mcf/d	Cdn $3.22/mcf
Fixed price swap	April 2017 to March 2018	4,739 mcf/d	Cdn $3.27/mcf
Fixed price swap	April 2017 to March 2018	14,217 mcf/d	Cdn $3.27/mcf
Fixed price swap	November 2017 to March 2018	18,956 mcf/d	Cdn $3.22/mcf
Fixed price swap	July 2017 to March 2018	4,739 mcf/d	Cdn $3.02/mcf
Fixed price swap	July 2017 to March 2018	14,217 mcf/d	Cdn $3.01/mcf
Fixed price swap	April 2017 to March 2018	23,695 mcf/d	Cdn $3.01/mcf
Call option sold	April 2017 to December 2018	23,695 mcf/d	Cdn $3.17/mcf (1)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.01/mcf (2)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.06/mcf (3)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.11/mcf (4)

(1)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.43/mcf.
(2)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.32/mcf.
(3)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.38/mcf.
(4)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.43/mcf.

The fair value of the derivative contracts have been allocated to current and long-term assets and liabilities on the basis of expected timing of cash settlement.

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4.	Financial risk management (continued)

(b)	Capital management

Advantage’s capital structure as at March 31, 2016 and December 31, 2015 is as follows:

	March 31, 2016	December 31, 2015
Bank indebtedness (non-current) (note 5)	$202,538	$286,519
Working capital deficit (1)	10,666	7,196
Net debt	$213,204	$293,715
Shares outstanding (note 8)	184,448,197	170,827,158
Share closing market price ($/share)	$7.13	$7.03
Market capitalization (2)	1,315,116	1,200,915
Total capitalization	$1,528,320	$1,494,630

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

5.	Bank indebtedness

	March 31, 2016	December 31, 2015
Revolving credit facility	$202,937	$287,529
Discount on Bankers Acceptances and other fees	(399)	(1,010)
Balance, end of period	$202,538	$286,519

As at March 31, 2016, the Corporation had credit facilities (the "Credit Facilities") of $450 million. The Credit Facilities are comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $430 million extendible revolving loan facility from a syndicate of financial institutions. The revolving period for the Credit Facilities will end in June 2016 unless extended at the option of the syndicate for a further 364 day period. The only financial covenant is a requirement to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. This covenant was met at March 31, 2016 and December 31, 2015.

6.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in natural gas and liquids assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2016 and 2076. A risk-free rate of 2.0% (December 31, 2015 – 2.16%) and an inflation factor of 1.5% (December 31, 2015 – 1.5%) were used to calculate the fair value of the decommissioning liability at March 31, 2016. A reconciliation of the decommissioning liability is provided below:

	Three months ended	Year ended
	March 31, 2016	December 31, 2015
Balance, beginning of year	$44,575	$48,878
Accretion expense	223	1,131
Liabilities incurred	-	1,767
Change in estimates	256	(2,011)
Effect of change in risk-free rate and inflation rate factor	1,394	(3,928)
Liabilities settled	(456)	(1,262)
Balance, end of period	$45,992	$44,575

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7.	Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. A deferred tax asset has not been recognized for capital losses, since recognition is dependent on the realization of future taxable capital gains.

8.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at December 31, 2014	170,067,650	$2,234,959
Share based compensation (note 10)	758,346	1,759
Conversion of convertible debenture	1,162	10
Balance at December 31, 2015	170,827,158	$2,236,728
Shares issued on equity financing, net of issue costs and deferred taxes	13,427,075	96,454
Share based compensation (note 10)	193,964	485
Balance at March 31, 2016	184,448,197	$2,333,667

On March 8, 2016, the Corporation successfully closed an equity financing whereby 13,427,075 common shares were issued at $7.45 per share, for gross proceeds of $100 million, less $3.6 million related to $4.9 million of issuance costs net of $1.3 million of deferred taxes.

9.	Net income per share

The calculations of basic and diluted net income per share are derived from both net income and weighted average shares outstanding, calculated as follows:

	Three months ended
	March 31
	2016	2015
Net income
Basic and diluted	$14,691	$4,071

Weighted average shares outstanding
Basic	174,478,596	170,301,426
Stock Option Plan	745,432	707,215
Performance Incentive Plan	440,499	-
Diluted	175,664,527	171,008,641

The calculation of diluted net income per share for the three months ended March 31, 2015 excluded the effects of the Performance Incentive Plan, as this plan was cash-settled until May 27, 2015, on which date it was converted to equity-settled by approval of the shareholders of the Corporation.

The calculation of diluted net income per share for the three months ended March 31, 2015 excludes the convertible debenture, as its impact would be anti-dilutive. Total weighted average shares issuable in exchange for the convertible debenture excluded from the diluted net income per share calculation for the three months ended March 31, 2015 was 3,231,589 shares. As the convertible debenture matured on January 30, 2015, it had no dilutive effect on periods beginning on dates thereafter.

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10.	Share based compensation

(a)	Stock option plan

The following tables summarize information about changes in stock options outstanding at March 31, 2016:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2014	5,144,676	$4.63
Exercised	(2,081,538)	4.00
Granted	987,928	6.82
Forfeited/cancelled	(19,764)	5.37
Balance at December 31, 2015	4,031,302	$5.49
Exercised	(463,168)	4.48
Balance at March 31, 2016	3,568,134	$5.63

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Price	Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
$4.43 - $5.87	2,569,132	1.99	$5.16	2,087,124	$5.00
$5.88 - $6.82	999,002	4.01	6.81	335,843	6.81
$4.43 - $6.82	3,568,134	2.56	$5.63	2,422,967	$5.25

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10.	Share based compensation (continued)

(b)	Performance Incentive Plan

Under the Performance Incentive Plan, service providers can be granted two types of Incentive Awards: Restricted Awards and Performance Awards. A Restricted Award is a grant denominated in a fixed number of common shares which generally vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary, and 1/3 on the third anniversary. A Performance Award is a grant denominated in a fixed number of common shares which vests on the third anniversary of the grant date. Performance Award grants on vesting are multiplied by a Payout Multiplier, that is determined based on Corporate Performance Measures, as approved by the Board of Directors.

As at March 31, 2016, no Restricted Awards have been granted.

The following table is a continuity of Performance Awards:

Performance Awards
Balance at December 31, 2014	406,142
Granted	263,510
Forfeited	(3,560)
Balance at December 31, 2015 and March 31, 2016	666,092

Share based compensation recognized by plan for the three months ended March 31, 2016 and 2015 are as follows:

	Three months ended
	March 31
	2016	2015
Stock Option Plan	$189	$683
Performance Incentive Plan	623	758
Total share based compensation	812	1,441
Capitalized	(337)	(598)
Net share based compensation expense	$475	$843

 Advantage Oil & Gas Ltd. - 34

11.	Supplementary cash flow information

Changes in non-cash working capital is comprised of:

	Three months ended
	March 31
	2016	2015
Source (use) of cash:
Trade and other receivables	$3,631	$7,932
Prepaid expenses and deposits	(218)	519
Trade and other accrued liabilities	57	(25,163)
	$3,470	$(16,712)

Related to operating activities	$1,738	$(2,314)
Related to financing activities	-	(1,808)
Related to investing activities	1,732	(12,590)
	$3,470	$(16,712)

 Advantage Oil & Gas Ltd. - 35

Directors	Legal Counsel

Jill Angevine (1)(3)	Burnet, Duckworth and Palmer LLP
Stephen E. Balog (1)(2)(3)
Grant Fagerheim (2)(3)	Transfer Agent
Paul G. Haggis (1)(2)(3)
Andy J. Mah	Computershare Trust Company of Canada
Ronald A. McIntosh (2)(3)

Abbreviations

(1) Member of Audit Committee

(2) Member of Reserve Evaluation Committee

(3) Member of Human Resources, Compensation & Corporate Governance Committee

Officers

Andy J. Mah, President and CEO

Craig Blackwood, Vice President, Finance and CFO

Neil Bokenfohr, Senior Vice President

Corporate Secretary

Jay P. Reid, Partner

Burnet, Duckworth and Palmer LLP

bbls	- barrels
bbls/d	- barrels per day
boe	- barrels of oil equivalent (6 mcf = 1 bbl)
boe/d	- barrels of oil equivalent per day
mcf	- thousand cubic feet
mcf/d	- thousand cubic feet per day
mmcf	- million cubic feet
mmcf/d	- million cubic feet per day
bcf	- billion cubic feet
gj	- gigajoules
NGLs	- natural gas liquids
WTI	- West Texas Intermediate

Corporate Office
Auditors
300, 440 – 2nd Avenue SW
PricewaterhouseCoopers LLP	Calgary, Alberta T2P 5E9
(403) 718-8000
Bankers
Contact Us
The Bank of Nova Scotia
National Bank of Canada	Toll free: 1-866-393-0393
Royal Bank of Canada	Email: ir@advantageog.com
Canadian Imperial Bank of Commerce	Visit our website at www.advantageog.com
Union Bank, Canada Branch
Alberta Treasury Branches	Toronto Stock Exchange Trading Symbols
Wells Fargo Bank N.A., /Canada Branch
Shares: AAV
Independent Reserve Evaluators
New York Stock Exchange Trading Symbol
Sproule Associates Limited
Shares: AAV

 Advantage Oil & Gas Ltd. - 36